

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Todd B. Parriott
Chief Executive Officer
Connect Invest II LLC
2140 E. Pebble Road, Suite 150
Las Vegas, Nevada 89123

> **Re: Connect Invest II LLC**
> **Offering Statement on Form 1-A**
> **Response dated March 2, 2021**
> **File No. 024-11466**

Dear Mr. Parriott:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Correspondence received March 2, 2021

The Manager and Management Agreement, page 38

1. We note your response to prior comment 1. Please revise your disclosure in the offering circular to clarify how the management fees are calculated including the extent to which they are based on the term of the notes. For example, disclose, if true, that a 3 month note would accrue a management fee of 1/4 of 1%.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Betts, Esq.